UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2020

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES REPORTS $1,729 MILLION GOODWILL IMPAIRMENT LOSS AND IMPROVES OPERATING RESULTS BY 17%

Santiago, Chile, May 29, 2020 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), announced today its consolidated financial results for the first quarter ending March 31, 2020. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), including the recent adoption of IFRS16 accounting standard, and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 4.46 per USD.

Highlights

•	Total revenues decreased 6.8% year-on-year in the first quarter of 2020 to US$2,352.3 million due to a reduction in operations as a result of the COVID-19 pandemic effect during March. Passenger revenue declined 7.1%, mainly as a result of the 6.6% capacity reduction, while cargo revenues decreased 4.2% as cargo unit revenue declined 3.2% year-over-year, together with a cargo capacity reduction of 1.1% year-over-year.

•	Total operating expenses declined 7.6% year-over-year in the quarter as a result of fewer operations, devaluation of local currencies and lower fuel prices. Cost per ASK fell 1.2%, while Cost per ASK excluding fuel increased 1.2% due to the sharp decline in ASK during March.

•	As a result, operating income amounted to US$95.9 million in the first quarter of 2020, an increase of 17% compared to the first quarter last year. Operating margin reached 4.1%, an increase of 0.8 p.p. over last year. Net result amounted to a US$2,120.2 million loss, mainly due to a goodwill impairment loss of US$1,729 million as a result of the effects of the coronavirus crisis.

•	On May 26, 2020, LATAM Airlines Group and its affiliates in Chile, Peru, Colombia and Ecuador initiated a voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States. In light of the effects of COVID-19 on the worldwide aviation industry, this reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to transform its business to this new reality.
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•	The group has obtained financing commitment from shareholders, including the Cueto and Amaro families, and Qatar Airways, to provide up to $900 million in debtor-in-possession (DIP) financing, which availability will be subject to the negotiation of the definitive agreements and for them to be approved as debtor in possession financing under the Chapter 11 proceeding. To the extent permitted by law, the group would welcome other shareholders interested in participating in this process to provide additional financing.

•	On May 20, 2020, LATAM and its affiliates announced that they will gradually increase their international and domestic operations during June and July, offering passengers more flexible options, lower fares and increased sanitary measures. In June, the LATAM group expects to increase its total pre-crisis capacity from 5% to 9%, while preparing to reach 18% in July.

•	LATAM Cargo and its affiliates, whose operations have not been limited in the same way as passenger operations by travel restrictions, have bolstered their capacity to support import-exports and the transport of medical supplies as well as other essential goods. Capacity changes include a 40% increase between South America and Europe, a 15% growth between South America and Miami, and new cargo destinations to Mexico City and Los Angeles. For the first time in its history, the Company launched cargo operations to China to bring medical supplies to the region that will help to contain the spread of the COVID-19.

•	Finally, at the Ordinary Shareholders Meeting, a new Board of Directors was elected, which is now composed by Mr. Ignacio Cueto, Mr. Enrique Cueto, Mr. Giles Agutter, Ms. Sonia Villalobos, Mr. Patrick Horn, Mr. Nicolas Eblen, Mr. Henri Philippe Reichstul, Mr. Eduardo Novoa and Mr. Enrique Ostalé.

MANAGEMENT COMMENTS ON THE FIRST QUARTER 2020

“The first quarter results reflect LATAM’s healthy performance prior to the onset of the COVID-19 crisis, as demonstrated by the operational results, lower costs and solid liability management" said Roberto Alvo, CEO of LATAM Airlines Group.

COVID-19 has had an unprecedented effect on airlines around the world and LATAM is no exception. We entered the pandemic as a healthy and profitable airline group – yet like airlines throughout the world, we are subject to exceptional circumstances that have led to a collapse in demand and we are currently operating approximately 5% of our flights.

We are convinced that the Chapter 11 is the best path forward to minimize disruptions to the business and protect the interests of stakeholders. The Chapter 11 proceeding is markedly different from the concept of liquidation, “quiebra” or “bancarrota” as understood in many other jurisdictions outside of the United States. Rather, it is a legal framework under which LATAM and its subsidiaries will continue operating, paying their employees, meeting benefit obligations, and paying critical suppliers, while we reorganize our balance sheet so that we are prepared to emerge as a more agile, strengthened, and sustainable airline group for the future.

LATAM and its affiliates would like to thank its shareholders, employees, creditors and the communities it serves for their support to help secure the group’s long-term future. The group is confident that this process will bring together these diverse stakeholders to build a new LATAM that is better placed to succeed for years to come.

management discussion and analysis of FIRST Quarter 2020 Results

Total revenues in the first quarter 2020 totaled US$2,352.3 million, compared to US$2,525.3 million in first quarter 2019. The 6.8% decrease was composed by a 7.1% decrease in passenger revenues, 4.2% in cargo revenues and 8.1% in other revenues. Passenger and cargo revenues accounted for 85.6% and 10.7% of the total operating revenue of the quarter, respectively.

Passenger revenues decreased 7.1% year-over-year in the first quarter as a result of a 6.6% year-over-year capacity decline together with a 0.6% year-over-year decline in consolidated passenger unit revenue (RASK). The passenger RASK decline was driven by a 3.1 p.p. reduction of the load factor, partially offset by a 3.3% growth of passenger yield. Decline in load factor was explained by countries’ border closures, travel restrictions and lower demand due to the outbreak of COVID-19.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended March 31
	RASK			ASK		Load Factor
	(US cents)			(millions)
	1Q20	% Change (YoY)		1Q20	% Change (YoY)	1Q20	% Change (YoY)

Bussines Unit
Domestic SSC	6.1	-5.7%		6,926	0.2%	79.9%	-4.3 pp
Domestic Brazil	6.0	-2.5%	*	10,553	12.5%	81.1%	-1.0 pp
International	5.9	6.1%		17,986	-17.1%	81.6%	-3.5 pp
Total	5.7	-0.6%		35,495	-6.6%	81.0%	-3.1 pp

*RASK in domestic Brazil  increased 10.7% measured in BRL.

Note: revenues include ticket revenue, breakage, ancillary, frequent flyer program revenues and other revenues.

The domestic operations of LATAM Airlines group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 20.0% of total passenger revenue in the quarter. Their consolidated capacity increased 0.2% year-over-year, while traffic measured in RPK fell 4.8% as a result of the COVID-19 pandemic. As a result, consolidated load factor declined 4.3 percentage points to 79.9%. Revenue per ASK in USD decreased 5.7% in the quarter, impacted by the depreciation of local currencies and the decline in demand due to the COVID-19 crisis.

In Brazil’s domestic passenger operation – which represented 30.1% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 12.5% year-over-year, while traffic measured in RPK increased 11.1% in the same period, thus resulting in a 1.0 percentage points decline in load factor to 81.1%. Revenues per ASK decreased 2.5% year-over-year in USD as a result of the devaluation of the Brazilian real, as in local currency revenues per ASK increased by 10.7% year-over-year.

International passenger operations accounted for 49.9% of total passenger revenues. Consolidated capacity decreased 17.1% year-over-year in the quarter, while international traffic fell 20.5%. As a result, passenger load factor declined by 3.5 percentage points to 81.6%. Consolidated RASK improved 6.1%, mainly driven by capacity adjustments made in 2019.

Cargo revenues decreased by 4.2% in the quarter, reaching US$252.4 million, despite the cargo yield growth of 3.4% year-over-year. Cargo capacity and traffic declined 1.1% and 7.4% respectively, resulting in a 3.6 p.p. reduction of the cargo load factor. As a result, cargo revenues per ATK declined by 3.2% in comparison to the same quarter of the previous year. Unit revenues in import markets continued to be under pressure mainly due to the weak demand from Brazil and Argentina as a result of the currency devaluation.

Other revenues totaled US$86.2 million in the first quarter of 2020, US$7.6 million less compared to the same period of last year mainly due to the acquisition and subsequent merger of Multiplus with LATAM Airlines Brazil in May 2019. Excluding Multiplus, other revenues would have grown 20.4% or US$14.6 million mainly due to the sale of one Boeing 767-300 and two more aircraft under sublease agreements compared to first quarter 2019.

Total operating expenses in the first quarter amounted to US$2,256.4 million, a 7.6% decrease compared to the same period of 2019 mainly driven by a 6.6% decline in ASK, devaluation of currencies and lower fuel prices. Cost per ASK fell by 1.2% and Cost per ASK excluding fuel costs increased by 1.2% in the same period. Changes in operating expenses were mainly explained by:

•	Wages and benefits decreased 14.7%, explained mainly by the depreciation of local currencies.

•	Fuel costs fell 12.6%, mainly as a result of an 11.1% reduction of fuel consumption, especially during March, along with a 2.6% decrease in the average fuel price per gallon (excluding hedge) as compared to the first quarter of 2019. The Company recognized a US$13.6 million loss related to hedging contracts for the quarter, compared to US$9.0 million loss for the same quarter of 2019.

•	Commissions to agents increased by US$2.1 million or 3.8% due to an increase of 5.3% in the cargo tons carried during the quarter, compared to the same quarter of 2019.

•	Depreciation and amortization rose 9% due to 19 more aircraft in average in our fleet compared to the same period of 2019.

•	Other rental and landing fees declined 11.7%, mainly due to fewer passenger and cargo operations and the devaluation of local currencies.

•	Passenger service expenses declined by 21.4% due to lower catering and on-board services during first quarter 2020, especially during March.

•	Maintenance expenses fell by 9.8% due to lower redelivery costs and lower operations during the quarter.

•	Other operating expenses increased by US$5.4 million in the first quarter mainly due to a US$14.1 million non-recurrent provision over maintenance inventories. Excluding this non-recurrent effect, other operating expenses would have declined by 2.7%, in line with the decline in the passengers carried in the first quarter as a result of the reductions of passenger capacity during March.

Non-operating results

•	Interest income increased by US$1.2 million year-over-year to US$7.1 million in first quarter 2020, mainly due to credits associated with PIS/COFINS tax payments that resulted from the reduction in the SELIC interest rate in Brazil in the first quarter of 2020.

•	Interest expense fell by US$11.1 million to US$127.4 million in first quarter 2020, mainly due to a lower interest rate and a decrease in total financial debt compared to first quarter 2019

•	Under Other income (expense), the Company registered a US$1,896.5 million net loss, explained by US$1,729 million impairment adjustments of Goodwill. The industry situation generated by the COVID-19 justified to perform an impairment test for several assets of the Company. In addition, the Company recognized an US$73 million anticipated loss related to fuel hedges, including the associated premiums paid to contract the hedges.

Net loss in the first quarter amounted to US$2,120.2 million mainly explained by the impairment adjustment of the Goodwill.

LIQUIDITY AND FINANCING

At the end of the quarter, LATAM´s financial debt amounted to US$7.6 billion, a US$385 million increase compared to previous quarter as a result of the US$505 million drawing of the RCF in March 2020. However, leverage remained stable at 4.0x from December 2019.

At the end of the first quarter 2020, LATAM reported US$1,662 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. As of March 2020, the company drew down US$505 million of the US$600 million of the RCF, while the balance of US$95 million was drawn during April. Thus LATAM’s liquidity position amounted to 17.1% of the last twelve months’ net revenue by March 31, 2020.

Given current fuel prices, the company recognized an anticipated loss of US$73 million related to hedge fuel positions that the Company has for the rest of 2020. This amount assumes that the company would have hedge losses in the future and includes the result of the position and the premiums paid to contract the hedges.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United State, LATAM is currently evaluating the adequate fleet needs for the following years.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, the Company has decided to cancel the conference call scheduled for June 1, 2020, at 10:00 AM EST.

LATAM filed its quarterly financial statements for the three-month period ended March 31, 2020 with the Comisión para el Mercado Financiero of Chile on May 29, 2020. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,400 flights per day and transporting over 74 million passengers per year.

LATAM Airlines Group has 332 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2020 (in thousands of US Dollars)

	For the three month period ended March 31

	2020	2019	% Change

REVENUE
Passenger	2,013,702	2,167,982	-7.1%
Cargo	252,389	263,496	-4.2%
Other	86,234	93,790	-8.1%
TOTAL OPERATING REVENUE	2,352,325	2,525,268	-6.8%

EXPENSES
Wages and Benefits	-406,115	-476,012	-14.7%
Aircraft Fuel	-652,362	-746,551	-12.6%
Commissions to Agents	-56,118	-54,066	3.8%
Depreciation and Amortization	-383,122	-351,644	9.0%
Other Rental and Landing Fees	-285,140	-322,821	-11.7%
Passenger Services	-50,526	-64,246	-21.4%
Aircraft Maintenance	-93,895	-104,056	-9.8%
Other Operating Expenses	-329,105	-323,750	1.7%
TOTAL OPERATING EXPENSES	-2,256,383	-2,443,146	-7.6%

OPERATING INCOME	95,942	82,122	16.8%
Operating Margin	4.1%	3.3%	0.8 pp

Interest Income	7,088	5,891	20.3%
Interest Expense	-127,354	-138,446	-8.0%
Other Income (Expense)	-1,896,501	6,877	-27677.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	-1,920,825	-43,556	4310.0%
Income Taxes	-202,676	-13,041	1454.1%

INCOME BEFORE MINORITY INTEREST	-2,123,501	-56,597	3652.0%

Attributable to:
Shareholders	-2,120,243	-60,074	3429.4%
Minority Interest	-3,258	3,477	-193.7%

NET INCOME	-2,120,243	-60,074	3429.4%
Net Margin	-90.1%	-2.4%	-87.8 pp

Effective Tax Rate	10.6%	29.9%	-19.4 pp
EBITDA	479,064	433,766	10.4%
EBITDA Margin	20.4%	17.2%	3.2 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2020	2019	% Change

System
Costs per ASK (US Cent)	6.4	6.4	-1.2%
Costs per ASK ex fuel (US Cents)	4.5	4.5	1.2%
Fuel Gallons Consumed (millions)	286	322	-11.1%
Fuel Gallons Consumed per 1,000 ASKs	8.1	8.5	-4.8%
Fuel Price (with hedge) (US$ per gallon)	2.28	2.32	-1.6%
Fuel Price (without hedge) (US$ per gallon)	2.23	2.29	-2.6%
Average Trip Length (km)	1,629.3	1,759.6	-7.4%
Total Number of Employees (average)	42,571	40,925	4.0%
Total Number of Employees (end of the period)	42,589	40,746	4.5%

Passenger
ASKs (millions)	35,495	37,989	-6.6%
RPKs (millions)	28,763	31,979	-10.1%
Passengers Transported (thousands)	17,654	18,174	-2.9%
Load Factor (based on ASKs) %	81.0%	84.2%	-3.1 pp
Yield based on RPKs (US Cents)	7.0	6.8	3.3%
Revenues per ASK (US cents)	5.7	5.7	-0.6%

Cargo
ATKs (millions)	1,587	1,604	-1.1%
RTKs (millions)	832	899	-7.4%
Tons Transported (thousands)	226	215	5.3%
Load Factor (based on ATKs) %	52.5%	56.0%	-3.6 pp
Yield based on RTKs (US Cents)	30.3	29.3	3.4%
Revenues per ATK (US Cents)	15.9	16.4	-3.2%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2020	2019

Assets:

Cash, and cash equivalents	1,510,798	1,072,579
Other financial assets	263,030	499,504
Other non-financial assets	247,612	313,449
Trade and other accounts receivable	579,912	1,244,348
Accounts receivable from related entities	20,975	19,645
Inventories	360,428	354,232
Tax assets	58,704	29,321
Non-current assets and disposal groups held for sale	465,642	485,150
Total current assets	3,507,101	4,018,228

Other financial assets	40,935	46,907
Other non-financial assets	176,289	204,928
Accounts receivable	5,046	4,725
Intangible assets other than goodwill	1,134,477	1,448,241
Goodwill	-	2,209,576
Property, plant and equipment	12,599,273	12,919,618
Deferred tax assets	17,376	235,583
Total non- current assets	13,973,396	17,069,578

Total assets	17,480,497	21,087,806

Liabilities and shareholders' equity:

Other financial liabilities	2,116,549	1,885,660
Trade and other accounts payables	1,980,570	2,222,874
Accounts payable to related entities	1,548	56
Other provisions	10,976	5,206
Tax liabilities	2,930	11,925
Other non-financial liabilities	2,188,661	2,835,221
Total current liabilities	6,301,234	6,960,942

Other financial liabilities	8,712,172	8,530,418
Accounts payable	639,223	619,110
Other provisions	289,474	286,403
Deferred tax liabilities	577,031	616,803
Employee benefits	82,090	93,570
Other non-financial liabilities	798,266	851,383
Total non-current liabilities	11,098,256	10,997,687

Total liabilities	17,399,490	17,958,629

Share capital	3,146,265	3,146,265
Retained earnings	(1,767,971)	352,272
Treasury Shares	(178)	(178)
Other reserves	(1,295,716)	(367,577)
Equity attributable to the parent company’s equity holders	82,400	3,130,782
Minority interest	(1,393)	(1,605)

Total net equity	81,007	3,129,177

Total liabilities and equity	17,480,497	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31, 2020	As of March 31, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,418,328	2,536,205
Other cash receipts from operating activities	25,492	27,027

Payments for operating activities
Payments to suppliers for goods and services	(1,702,826)	(1,739,695)
Payments to and on behalf of employees	(385,300)	(504,940)
Other payments for operating activities	(38,866)	(51,345)
Income Taxes refunded (paid)	(49,056)	(12,719)
Other cash inflows (outflows)	(86,436)	(27,988)

Net cash flows from operating activities	181,336	226,545

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	856,363	728,847
Other payments to acquire equity or debt instruments of other entities	(682,397)	(824,446)
Amounts raised from sale of property, plant and equipment	64,941	274
Purchases of property, plant and equipment	(134,730)	(181,826)
Purchases of intangible assets	(13,956)	(18,504)
Interest Received	3,251	7,730
Other cash inflows (outflows)	(1,275)	(597)

Net cash flows used in investing activities	92,197	(288,522)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	596,131	594,354
Amounts raised from short-term loans	254,668	-
Loans repayment	(392,555)	(306,081)
Payments of lease liabilities	(109,524)	(94,136)
Dividends paid	(571)	-
Interest paid	(121,864)	(100,919)
Other cash inflows (outflows)	(1,727)	27,246

Net cash flows from (used in) financing activities	224,558	120,464

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	498,091	58,487
Effects of variations in the exchange rate on cash and equivalents	(59,872)	(15,803)
Net increase (decrease) in cash and cash equivalents	438,219	42,684

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,072,579	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,510,798	1,124,326

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31
	2020	2019

Total Assets	17,480,497	21,087,806
Total Liabilities	17,399,490	17,958,629
Total Equity*	81,007	3,129,177
Total Liabilities and Shareholders equity	17,480,497	21,087,806

Debt
Current and long term portion of loans from financial institutions	5,885,311	5,462,684
Current and long term portion of obligations under capital leases	1,692,803	1,730,843
Total Financial Debt	7,578,114	7,193,527
Lease liabilities	3,053,367	3,172,157
Total Gross Debt	10,631,481	10,365,684
Cash and cash equivalents	-1,661,864	-1,459,248
Total Net Debt	8,969,617	8,906,436

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2020	2019

Cash and Equivalents as % of LTM revenues	16.2%	14.0%

Gross Debt (US$ thousands)	10,631,481	10,365,684
Gross Debt / EBITDA (LTM)	4.7	4.7

Net Debt (US$ thousands)	8,969,617	8,906,436
Net Debt / EBITDA (LTM)	4.0	4.0
Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 17.1%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2020
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	46	91	137
Airbus A320- Neo	6	7	13
Airbus A321-200	19	30	49
Airbus A350-900	3	5	8
Boeing 767-300	2	28	30
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	6	16
TOTAL	105	214	319

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	106	224	330

Subleases
Airbus A320-200	—	5	5
Airbus A350-900	4	1	5
Boeing 767-300F	—	1	1
TOTAL SUBLEASES	4	7	11

TOTAL FLEET	110	231	341

Note: This table includes four Airbus A350-900 that were reclassified from Property, plant and Equipment to Assets Held for Sale, one of which is currently in sublease to a third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO